Exhibit 99.2

Annual Audited

Consolidated

Financial Statements

(Prepared in accordance with International

Financial Reporting Standards)

Management Report On Internal Control Over Financial Reporting

Management of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, the Company’s management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 2013. Based on its assessment, management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was effective.

The Company acquired Kirkland Lake Gold Ltd. (“Kirkland”) during the year ended December 31, 2022. The financial information for this acquisition is included in Note 5 to the consolidated financial statements. The CSA’s National Instrument 52-109 (“NI 52-109”) and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of internal controls over financial reporting. In accordance with NI 52-109 and SEC staff guidance, the Company's management excluded Kirkland from management's report on internal control over financial reporting for the year ended December 31, 2022.

The tables below set out summary financial information for Kirkland included in the Company’s consolidated financial statements. Result of operations from Kirkland have been consolidated with those of the Company from February 8, 2022:

February 8, 2022 -
(in thousands of United States dollars)	December 31, 2022
Revenues from mining operations	$2,161,140
Income before income and mining taxes	$799,154

As at
December 31, 2022
Total assets	$14,031,949
Total liabilities	$3,239,147
Total net assets	$10,792,802

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada	By	/s/ Ammar Al-Joundi
March 24, 2023		Ammar Al-Joundi
President and Chief Executive Officer

	By	/s/ David Smith
David Smith
Executive Vice-President, Finance and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited (the "Company") as of December 31, 2022, and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 24, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Business combination
Description of the Matter

As discussed in Note 5 to the financial statements, on February 8, 2022, the Company completed the acquisition of Kirkland Lake Gold Ltd. for total consideration of $10,283.1 million. The transaction was accounted for as a business combination. In determining the fair value of assets acquired and liabilities assumed, the Company ascribed a value of $10,428.3 million to property, plant and mine development assets acquired and $1,636.3 million to goodwill. Significant assumptions used to estimate the value of mineral interests included in property, plant and mine development assets included long-term commodity prices, discount rates, estimated quantities of mineralization to be valued using the income approach, and estimates of future operating and capital costs. The Company discloses significant judgments, estimates and assumptions in respect of the business combination in Note 4 to the consolidated financial statements and the results of their analysis in Note 5.

This matter was identified as a critical audit matter due to the significant estimation uncertainty and judgment required by management to determine the fair value of mineral interests which comprise a portion of the property, plant and mine development acquired. The significant estimation was primarily due to the complexity of inputs and assumptions to the valuation model prepared by management to measure the fair value and the sensitivity of the fair values to the significant underlying assumptions.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls over the Company’s business combination process, including the controls related to establishing the fair value of property, plant and mine development acquired. Our procedures also included, among others, involving professionals with specialized skills and knowledge to evaluate the discount rate against current industry and economic trends and company-specific risk premiums, compared long-term commodity prices against market data, including a range of analyst forecasts, and performed sensitivity analyses over these assumptions to assess the impact on the fair value of property, plant and mine development acquired. We tested the completeness, accuracy, and relevance of underlying data used in the Company’s models.

We assessed the estimated quantities of mineralization by comparing to information compiled by management’s specialists. We involved our mining specialists in obtaining an understanding of the procedures performed by management’s specialists in estimating and characterizing known mineralization, determining the extent of mineralization for which value should be ascribed within the purchase accounting, and evaluating the methods employed by management’s specialists in developing cash flow estimates.

Goodwill impairment assessment
Description of the Matter

At December 31, 2022, the carrying value of goodwill was $2,044.1 million. The Company’s impairment tests with regard to goodwill required management to make significant assumptions in determining the recoverable amount of cash generating units, such as gold price, discount rate, estimated quantities of mineralization, and Net Asset Value (NAV) multiples. The Company discloses significant judgements, estimates and assumptions in respect of impairment in Note 4 to the consolidated financial statements and the results of their analysis in Note 24.

This matter was identified as a critical audit matter due to the significant estimation uncertainty and judgement applied by management in determining the recoverable amount, primarily due to the sensitivity of the underlying significant assumptions to the future cash flows and the effect changes in these assumptions would have on the recoverable amount.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls over the Company’s impairment and mineralization processes. Our procedures also included, among other things, involving professionals with specialized skills and knowledge to evaluate the discount rate against current industry and economic trends, comparing gold prices against market data including a range of analyst forecasts, comparing NAV multiples to those implied from market information including analyst estimates, considering the characteristics of the assets, and performing sensitivity analyses over certain assumptions to assess the impact on the recoverable amounts. We tested the completeness, accuracy, and relevance of underlying data used in the Company’s models.

The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of mineralization estimates and the expected conversions of resources to reserves. To evaluate the estimates of reserves, resources and exploration potential used in the impairment analysis, we reviewed the economic assumptions used in establishing cut-off grades for reserve and resource estimates. We involved our mining specialists to assist in understanding and evaluating the factors that affected the Company’s estimated conversion of mineral resources and exploration potential into reserves.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 1983.

Toronto, Canada

March 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on Internal Control over Financial Reporting

We have audited Agnico Eagle Mines Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Agnico Eagle Mines Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Kirkland Lake Gold Ltd., which is included in the 2022 consolidated financial statements of the Company and constituted $14,031,949 and $10,792,802 of total and net assets (in thousands of United States dollars), respectively, as of December 31, 2022 and $2,161,140 and $799,154 of revenues from mining operations and income before income and mining taxes (in thousands of United States dollars), respectively for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Kirkland Lake Gold Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the related notes and our report dated March 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 24, 2023

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts)

	As at	As at
	December 31,	December 31,
	2022	2021
ASSETS		Restated (Note 3U)
Current assets:
Cash and cash equivalents	$658,625	$185,786
Trade receivables (Notes 6 and 19)	8,579	13,545
Inventories (Note 7)	1,209,075	878,944
Income taxes recoverable	35,054	7,674
Fair value of derivative financial instruments (Notes 6 and 21)	8,774	12,305
Other current assets (Note 8A)	259,952	204,134
Total current assets	2,180,059	1,302,388
Non-current assets:
Goodwill (Notes 23 and 24)	2,044,123	407,792
Property, plant and mine development (Notes 9 and 13)	18,459,400	7,675,595
Investments (Notes 6, 10 and 21)	332,742	343,509
Deferred income tax asset (Note 25)	11,574	133,608
Other assets (Note 8B)	466,910	353,198
Total assets	$23,494,808	$10,216,090

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities (Note 11)	$672,503	$414,673
Share based liabilities (Note 17)	15,148	—
Interest payable	16,496	12,303
Income taxes payable (Note 25)	4,187	47,213
Current portion of long-term debt (Note 14)	100,000	225,000
Reclamation provision (Note 12)	23,508	7,547
Lease obligations (Note 13)	36,466	32,988
Fair value of derivative financial instruments (Notes 6 and 21)	78,114	22,089
Total current liabilities	946,422	761,813
Non-current liabilities:
Long-term debt (Note 14)	1,242,070	1,340,223
Reclamation provision (Note 12)	878,328	722,449
Lease obligations (Note 13)	114,876	98,445
Share based liabilities	17,277	—
Deferred income and mining tax liabilities (Note 25)	3,981,875	1,223,128
Other liabilities (Note 15)	72,615	70,261
Total liabilities	7,253,463	4,216,319

EQUITY
Common shares (Note 16):
Outstanding — 457,160,104 common shares issued, less 694,808 shares held in trust	16,251,221	5,863,512
Stock options (Notes 16 and 17)	197,430	191,112
Contributed surplus	23,280	37,254
Deficit	(201,580)	(146,383)
Other reserves (Note 18)	(29,006)	54,276
Total equity	16,241,345	5,999,771
Total liabilities and equity	$23,494,808	$10,216,090

Commitments and contingencies (Note 27)

On behalf of the Board:

Ammar Al-Joundi, Director	Jeffrey Parr, Director

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts)

	Year Ended December 31,
	2022	2021
		Restated (Note 3U)
REVENUES
Revenues from mining operations (Note 19)	$5,741,162	$3,869,625
COSTS AND EXPENSES
Production(i)	2,643,321	1,773,121
Exploration and corporate development	271,117	152,514
Amortization of property, plant and mine development (Note 9)	1,094,691	738,129
General and administrative	220,861	142,003
Finance costs (Note 14)	82,935	92,042
Loss on derivative financial instruments (Note 21)	90,692	11,103
Impairment loss (Note 24)	55,000	—
Foreign currency translation (gain) loss	(16,081)	5,672
Care and maintenance	41,895	—
Other expenses (Note 22)	141,308	22,318
Income before income and mining taxes	1,115,423	932,723
Income and mining taxes expense (Note 25)	445,174	370,778
Net income for the year	$670,249	$561,945
Net income per share — basic (Note 16)	$1.53	$2.31
Net income per share — diluted (Note 16)	$1.53	$2.30
Cash dividends declared per common share	$1.60	$1.40

Note:

(i)	Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(thousands of United States dollars)

	Year Ended December 31,
	2022	2021
		Restated (Note 3U)
Net income for the year	$670,249	$561,945

Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 18):
Reclassified from the cash flow hedge reserve to net income	1,176	1,175
Income tax impact	1,125	—
	2,301	1,175
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement (loss) gain on pension benefit obligations (Note 15)	(194)	4,533
Income tax impact	230	(1,412)
Equity securities (Note 18):
Net change in fair value of equity securities	(95,457)	(42,162)
Income tax impact	9,874	4,954
	(85,547)	(34,087)
Other comprehensive loss for the period	(83,246)	(32,912)
Comprehensive income for the period	$587,003	$529,033

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(thousands of United States dollars, except share and per share amounts)

	Common Shares
	Outstanding		Stock	Contributed		Other	Total
	Shares	Amount	Options	Surplus	Deficit	Reserves	Equity
Balance at December 31, 2020	242,884,314	$5,751,479	$175,640	$37,254	$(366,412)	$85,252	$5,683,213
Net income (Restated)(Note 3U)	—	—	—	—	561,945	—	561,945
Other comprehensive income (loss) (Restated)(Note 3U)	—	—	—	—	3,121	(36,033)	(32,912)
Total comprehensive income (loss) (Restated)(Note 3U)	—	—	—	—	565,066	(36,033)	529,033
Transfer of loss on disposal of equity securities to deficit (Note 10)	—	—	—	—	(5,057)	5,057	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 16 and 17A)	471,765	26,417	(4,710)	—	—	—	21,707
Stock options (Notes 16 and 17A)	—	—	20,182	—	—	—	20,182
Shares issued under incentive share purchase plan (Note 17B)	497,767	27,479	—	—	—	—	27,479
Shares issued under dividend reinvestment plan	1,165,077	64,891	—	—	—	—	64,891
Dividends declared ($1.40 per share)	—	—	—	—	(339,980)	—	(339,980)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 16 and 17C,D)	(17,066)	(6,754)	—	—	—	—	(6,754)
Balance at December 31, 2021 (Restated)(Note 3U)	245,001,857	$5,863,512	$191,112	$37,254	$(146,383)	$54,276	$5,999,771
Net income	—	—	—	—	670,249	—	670,249
Other comprehensive income (loss)	—	—	—	—	36	(83,282)	(83,246)
Total comprehensive income (loss)	—	—	—	—	670,285	(83,282)	587,003
Transactions with owners:
Shares issued under employee stock option plan (Notes 16 and 17A)	944,989	51,310	(9,465)	—	—	—	41,845
Shares issued on acquisition of Kirkland, net of share issuance costs (Note 5)	209,274,263	10,268,160	—	—	—	—	10,268,160
Stock options (Notes 16 and 17A)	—	—	15,783	—	—	—	15,783
Shares issued under incentive share purchase plan (Note 17B)	615,069	30,285	—	—	—	—	30,285
Shares issued under dividend reinvestment plan	2,459,599	117,252	—	—	—	—	117,252
Share repurchases (Note 16)	(1,569,620)	(55,926)	—	(13,974)	—	—	(69,900)
Dividends declared ($1.60 per share)	—	—	—	—	(725,482)	—	(725,482)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 16 and 17C,D)	(260,861)	(23,372)	—	—	—	—	(23,372)
Balance at December 31, 2022	456,465,296	$16,251,221	$197,430	$23,280	$(201,580)	$(29,006)	$16,241,345

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars)

	Year Ended
	December 31,
	2022	2021
OPERATING ACTIVITIES		Restated (Note 3U)
Net income for the year	$670,249	$561,945
Add (deduct) adjusting items:
Amortization of property, plant and mine development (Note 9)	1,094,691	738,129
Deferred income and mining taxes (Note 25)	168,098	188,966
Unrealized loss on currency and commodity derivatives (Note 21)	59,556	44,397
Unrealized loss on warrants (Note 21)	9,820	16,736
Stock-based compensation (Note 17)	48,570	57,799
Impairment loss (Note 24)	55,000	—
Foreign currency translation (gain) loss	(16,081)	5,672
Other	25,965	12,868
Changes in non-cash working capital balances:
Trade receivables	12,110	(1,678)
Income taxes	(35,010)	(62,424)
Inventories	(46,236)	(185,090)
Other current assets	(10,756)	(31,354)
Accounts payable and accrued liabilities	59,460	(75)
Interest payable	1,200	(583)
Cash provided by operating activities	2,096,636	1,345,308
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(1,538,237)	(896,998)
Cash and cash equivalents acquired in Kirkland acquisition (Note 5)	838,732	—
Acquisition of TMAC Resources Inc., net of cash and cash equivalents (Note 5)	—	(185,898)
Advance to TMAC Resources Inc. to fund repayment of debt (Note 5)	—	(105,000)
Payment to repurchase the Hope Bay royalty (Note 5)	—	(50,000)
Proceeds from sale of property, plant and mine development (Note 9)	1,019	2,696
Net purchases of short-term investments	(4,608)	(1,352)
Net proceeds from sale of equity securities	—	5,361
Purchases of equity securities and other investments	(47,364)	(39,889)
Payments for financial assets at amortized cost	—	(16,000)
Proceeds from loan repayment	40,000	—
Decrease in restricted cash	—	23,077
Cash used in investing activities	(710,458)	(1,264,003)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 14)	100,000	595,000
Repayment of Credit Facility (Note 14)	(100,000)	(595,000)
Repayment of Senior Notes (Note 14)	(225,000)	—
Long-term debt financing costs (Note 14)	—	(2,553)
Repayment of lease obligations	(33,701)	(25,020)
Dividends paid	(608,307)	(275,158)
Repurchase of common shares (Notes 16 and 17C,D)	(109,955)	(34,606)
Proceeds on exercise of stock options (Note 17A)	41,845	21,707
Common shares issued (Note 16)	20,265	18,388
Cash used in financing activities	(914,853)	(297,242)
Effect of exchange rate changes on cash and cash equivalents	1,514	(804)
Net increase (decrease) increase in cash and cash equivalents during the period	472,839	(216,741)
Cash and cash equivalents, beginning of period	185,786	402,527
Cash and cash equivalents, end of period	$658,625	$185,786

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$67,510	$85,109
Income and mining taxes paid	$316,743	$246,084

See accompanying notes

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

1.CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market. On November 8, 2022 the Company entered into an arrangement agreement with Yamana Gold Inc (“Yamana”) and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American will acquire all of the issued and outstanding shares of Yamana and Yamana will sell the subsidiaries and partnerships that hold Yamana's interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine (the “Yamana transaction”) (Note 29).

2.BASIS OF PRESENTATION

A)Statement of Compliance

The accompanying consolidated financial statements of Agnico Eagle have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on March 24, 2023.

B)Basis of Presentation

Overview

These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

Subsidiaries

These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations from the date that joint control commenced. Agnico Eagle’s 50% interest in each of Canadian Malartic Corporation (“CMC”) and Canadian Malartic GP (the “Partnership”), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)Business Combinations

In a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Where the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. Preliminary fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those preliminary fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

B)Foreign Currency Translation

The functional currency of the Company, for each subsidiary and for joint arrangements, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company’s operations is the US dollar.

Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances. Any change in an entity’s functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

At the end of each reporting period, the Company translates foreign currency balances as follows:

●	monetary items are translated at the closing rate in effect at the consolidated balance sheet date;
●	non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and
●	revenue and expense items are translated using the average exchange rate during the period.

C)Cash and Cash Equivalents

The Company’s cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. The Company places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings. Cash and cash equivalents are classified as financial assets measured at amortized cost.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

D)Inventories

Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventories are carried at the lower of cost and net realizable value (“NRV”). Cost is determined using the weighted average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories includes direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

The current portion of ore stockpiles, ore on leach pads and inventories is determined based on the amounts expected to be processed within the next twelve months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next twelve months are classified as long-term.

NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Costs to complete are based on management’s best estimate as at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

E)Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash and cash equivalents, trade receivables, loans receivable, equity securities, share purchase warrants, accounts payable and accrued liabilities, long-term debt and derivative financial instruments. Financial instruments are recorded at fair value and classified at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).  Subsequent to initial recognition, financial instruments classified as cash and cash equivalents, loans receivable, accounts payable and accrued liabilities, and long-term debt are measured at amortized cost using the effective interest method. Other financial instruments are recorded at fair value subsequent to initial recognition.

Equity Securities

The Company’s equity securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. On initial recognition of an equity investment, the Company may irrevocably elect to measure the investment at FVOCI where changes in the fair value of equity securities are permanently recognized in other comprehensive income and will not be reclassified to profit or loss. The realized gain or loss is reclassified from other comprehensive income to the deficit when the asset is de-recognized. The election is made on an investment-by-investment basis.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates, and foreign currency exchange rates and may use such means to manage exposure to certain input costs.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value and they are classified based on contractual maturity. Derivative instruments are classified as either hedges of highly probable forecast transactions (cash flow hedges) or non-hedge derivatives. Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they have actually been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated balance sheets unless there is a legal right to offset and intent to settle on a net basis.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the gain or loss on derivative financial instruments line item in the consolidated statements of income. Amounts deferred in other comprehensive income are reclassified when the hedged transaction has occurred.

Derivative instruments that do not qualify for hedge accounting are recorded at fair value at the balance sheet date, with changes in fair value recognized in the gain or loss on derivative financial instruments line item in the consolidated statements of income (FVPL).

The Company also holds share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the consolidated balance sheets.

Expected Credit Loss Impairment Model

An assessment of the expected credit loss related to a financial asset is undertaken upon initial recognition and at the end of each reporting period based on the credit quality of the debtor and any changes that impact the risk of impairment.

F)Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period-end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated statements of income and they are not subsequently reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

G)Mining Properties, Plant and Equipment and Mine Development Costs

Mining Properties

The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in the current life of mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category within property, plant and mine development.

Plant and Equipment

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income when the asset is derecognized.

Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Amortization is charged according to either the units-of-production method or on a straight line basis, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Amortization does not cease when an asset becomes idle or is retired from active use unless the asset is fully amortized; however, under the units-of-production method of amortization, the amortization charge can be zero when there is no production. The amortization method applied to an asset is reviewed at least annually.

Useful lives of property, plant and equipment are based on the lesser of the estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in the current life of mine plan and the estimated useful life of the asset. Remaining mine lives at December 31, 2022 range from an estimated 2 to 28 years.

The following table sets out the useful lives of certain assets:

Useful Life
Buildings	5 to 30 years
Leasehold Improvements	15 years
Software and IT Equipment	1 to 10 years
Furniture and Office Equipment	3 to 5 years
Machinery and Equipment	1 to 30 years

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Mine Development Costs

Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan.

Deferred Stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

Production stage stripping costs provide a future economic benefit when:

●	It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;
●	The Company can identify the component of the ore body for which access has been improved; and
●	The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

Borrowing Costs

Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

H)Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

●	The contract involves the use of an explicitly or implicitly identified asset;
●	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;
●	The Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease obligation at the commencement date of the lease (i.e. the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease obligations. The cost of right-of-use assets includes the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease obligations measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease obligations is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease obligations is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and mine development line item on the consolidated balance sheets and lease obligations in the lease obligations line item on the consolidated balance sheets.

The Company has elected not to recognize right-of-use assets and lease obligations for leases that have a lease term of 12 months or less and do not contain a purchase option, for leases related to low value assets, or for leases with variable lease payments. Payments on short-term leases, leases of low value assets, and leases with variable payment amounts are recognized as an expense in the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

I)Development Stage Expenditures

Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

Commercial Production

A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

●	completion of a reasonable period of testing mine plant and equipment;
●	ability to produce minerals in saleable form (within specifications); and
●	ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

J)Impairment and Impairment Reversal of Long-lived Assets

At the end of each reporting period the Company assesses whether there is any indication that long-lived assets other than goodwill may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. If the CGU includes goodwill, the impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts. Impairment losses are recorded in the consolidated statements of income in the period in which they occur.

Any impairment charge that is taken on a long-lived asset other than goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A recovery is recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. The impairment reversal is allocated on a pro-rata basis to the existing long-lived assets of the CGU based on their carrying amounts. Impairment reversals are recorded in the consolidated statements of income in the period in which they occur.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

K)Debt

Debt is initially recorded at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest rate method.

L)Reclamation Provisions

Asset retirement obligations (“AROs”) arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company’s best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in finance costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income.

Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in mineral reserves and mineral resources and a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income.

Environmental remediation liabilities (“ERLs”) are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income. Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

M)Post-employment Benefits

In Canada, the Company maintains a defined contribution plan covering all of its employees (the ”Basic Plan”). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the ”Supplemental Plan”). Under the Supplemental Plan, an additional 10.0% of the designated executives’ income is contributed by the Company.

The Company provides a defined benefit retirement program (the ‘‘Retirement Program’’) for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed more than 10 years as a permanent employee and have attained a minimum age of 57. The Retirement Program is not funded.

The Company also provides a non-registered supplementary executive retirement defined benefit plan for certain current and former senior officers (the ”Executives Plan”). The Executives Plan benefits are generally based on the employee’s years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided (including the cost of any benefits provided for past service), the net interest cost on the net defined liability/asset, and the effects of settlements and curtailments related to special events. Pension fund assets are measured at their current fair values. The costs of pension plan improvements are recognized immediately in expense when they occur. Remeasurements of the net defined benefit liability are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings.

The Company provides three defined benefit retirement plans for certain eligible employees in Mexico (the “Mexico Plans”) that provide a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. Eligible employees are entitled to a benefit if they have completed 15 years of service as a permanent employee and are 60 years of age or older.  The Mexico Plans are not funded.

Defined Contribution Plan

The Company recognizes the contributions payable to a defined contribution plan in exchange for services rendered by employees as an expense, unless another policy requires or permits the inclusion of the contribution in the cost of an asset. After deducting contributions already paid, a liability is recorded throughout each period to reflect unpaid but earned contributions. If the contribution paid exceeds the contribution due for the service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

Defined Benefit Plan

Plan assets are measured at their fair value at the consolidated balance sheet date and are deducted from the present value of plan liabilities to arrive at a net defined benefit liability/asset. The defined benefit obligation reflects the expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Current service cost represents the actuarially calculated present value of the benefits earned by the active employees in each period and reflects the economic cost for each period based on current market conditions. The current service cost is based on the most recent actuarial valuation. The net interest on the net defined benefit liability/asset is the change during the period in the defined benefit liability/asset that arises from the passage of time.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Past service cost represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment. Past service costs from plan amendments that increase or decrease vested or unvested benefits are recognized immediately in net income at the earlier of when the related plan amendment occurs or when the entity recognizes related restructuring costs or termination benefits.

Gains or losses on plan settlements are measured as the difference in the present value of the defined benefit obligation and settlement price. This results in a gain or loss being recognized when the benefit obligation settles. Actuarial gains and losses are recorded on the consolidated balance sheets as part of the benefit plan’s funded status. Gains and losses are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings and are not recognized in net income.

N)Contingent Liabilities and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the consolidated balance sheet date, measured using the expected cash flows discounted for the time value of money. The increase in provision (accretion) due to the passage of time is recognized as a finance cost in the consolidated statements of income.

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the entity’s control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably. Contingent liabilities are not recognized but are disclosed and described in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

O)Stock-based Compensation

The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan, restricted share unit plan and performance share unit plan) to certain employees, officers and directors of the Company.

Employee Stock Option Plan (“ESOP”)

The Company’s ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company’s share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company’s reported diluted net income per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

Incentive Share Purchase Plan (“ISPP”)

Under the ISPP, directors (excluding non-executive directors), officers and employees (the ”Participants”) of the Company may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant’s contribution. All common shares subscribed for under the ISPP are issued by the Company.

The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

Restricted Share Unit (“RSU”) Plan

The RSU plan is open to directors and certain employees, including senior executives, of the Company. Common shares are purchased and held in a trust until the RSU has vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

Performance Share Unit (“PSU”) Plan

The PSU plan is open to senior executives of the Company. PSUs are subject to vesting requirements based on specific performance measurements by the Company. PSUs awarded to eligible executives and may be settled in cash, common shares, or a combination thereof. They are measured at fair value at the grant date. The fair value of the estimated number of PSUs  awarded that are expected to vest is recognized as share based compensation expense over the vesting period of the PSUs. If a PSU is cash-settled a corresponding amount is recorded as share based liabilities until the liability is settled through a cash payment. At each reporting date and on settlement, the share based liability is remeasured, with any changes in fair value recorded as compensation expense. If a PSU is settled in common shares, the cost of the PSUs is recorded as equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

Deferred Share Units (“DSU”) Plan

The DSU Plan is for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The fair value of the DSUs awarded, representing the market price of the Company's shares, is recognized as compensation expense at grant date, as the units vest immediately, with a corresponding amount recorded as a share based liability. Until the DSU liability is settled, the fair value of the DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as compensation expense in the period.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

P)Revenue from Contracts with Customers

Gold and Silver

The Company sells gold and silver to customers in the form of bullion and dore bars.

The Company recognizes revenue from these sales when control of the gold or silver has transferred to the customer. This is generally at the point in time when the gold or silver is credited to the metal account of the customer. Once the gold or silver has been credited to the customer’s metal account, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue is measured at the transaction price agreed under the contract. Payment of the transaction price is due immediately when control of the gold or silver is transferred to the customer.

Generally, all of the gold and silver in the form of dore bars recovered in the Company’s milling process is sold in the period in which it is produced.

Metal Concentrates

The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc and copper, along with quantities of gold and silver.

The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established as of the date the concentrate is delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

Under certain contracts with customers, the sale of gold contained in copper concentrate occurs once the metal has been processed into refined gold and is sold separately similar to the gold and silver dore bar terms described above. The transaction price for the sale of gold contained in concentrate is determined based on the spot market price upon delivery and provisional pricing does not apply.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Q)Exploration and Evaluation Expenditures

Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item in the consolidated balance sheets.

The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

R)Net Income Per Share

Basic net income per share is calculated by dividing net income for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

●	the exercise of options is assumed to occur at the beginning of the period (or date of issuance, if later);
●	the proceeds from the exercise of options plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and
●	the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share calculation.

S)Income Taxes

Current and deferred tax expenses are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

Deferred taxes are not recognized in the following circumstances:

●	where a deferred tax liability arises from the initial recognition of goodwill;
●	where a deferred tax asset or liability arises on the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither net income nor taxable profits; and

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

●	for temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses and tax credits carried forward and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized except as noted above.

At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

T)Comparative Figures

Certain figures in the consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the year ended December 31, 2021.

U)Amendments to Accounting Standards Adopted During the Period

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarified the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments clarified that entities were prohibited from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items must be recognized in the consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard on the effective date and applying it retrospectively to the fiscal year beginning January 1, 2021, restated certain amounts in prior periods. Adoption of the standard for prior periods resulted in an increase to revenue from mining operations from the sale of pre-commercial gold production of $45.7 million, an increase in production costs of $16.4 million, and an increase in income and mining taxes expense of $10.4 million during the year ended December 31, 2021, along with a corresponding net increase in the cost of property plant and mine development of $29.3 million and an increase in deferred income and mining tax liabilities of $10.4 million as at December 31, 2021.

4.SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Uncertainty due to the COVID-19 Pandemic

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty and, accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty.

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs, assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company's valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

Impairment and Impairment Reversals

The Company evaluates each asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals) in each reporting period to determine if any indicators of impairment or impairment reversal exist. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, amounts of recoverable reserves, mineral resources and exploration potential and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and selection of an appropriate NAV multiple. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reversed with the impact recognized in the consolidated statements of income.

Mineral Reserve and Mineral Resource Estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be extracted from the Company’s mining properties. The estimates are based on information compiled by ‘‘qualified persons’’ as defined under the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’). Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may affect the Company’s consolidated balance sheets and consolidated statements of income, including:

●	The carrying value of the Company’s property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;
●	Amortization charges in the consolidated statements of income may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;
●	Capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in the ratio of ore to waste extracted;
●	Reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and
●	Mineral reserve and mineral resource estimates are used to calculate the estimated recoverable amounts of CGUs for impairment tests of goodwill and non-current assets.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely to arise and whether activities have reached a stage where the technical feasibility and commercial viability of extracting the mineral resource is demonstrable.

Production Stage of a Mine

As each mine is unique, significant judgment is required to determine the date that a mine enters the commercial production stage. The Company considers the factors outlined in Note 3(I) to these consolidated financial statements to make this determination.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

Reclamation Provisions

Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company’s mining properties. Management assesses its reclamation provision each reporting period and when new information becomes available. The ultimate environmental remediation costs are uncertain and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rate and changes in discount rates. These uncertainties may result in future actual expenditures differing from the amount of the current provision. As a result, there could be significant adjustments to the provisions established that would affect future financial results. The reclamation provision at each reporting date represents management’s best estimate of the present value of the future environmental remediation costs required.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The allocation of the purchase price requires estimates as to the fair value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, value of resources outside LOM plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures and closure costs, discount rates, future metal prices and long term foreign exchange rates. Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date. Refer to note 5 for further details on acquisitions.

Income and Mining Taxes

Management is required to make estimates regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense and estimates of the timing of repatriation of income. Several of these estimates require management to make assessments of future taxable profit and, if actual results are significantly different than the Company’s estimates, the ability to realize any deferred income and mining tax assets recorded on the consolidated balance sheets could be affected.

Amortization

Property, plant and mine development comprise a large portion of the Company’s total assets and as such the amortization of these assets has a significant effect on the Company’s consolidated financial statements. Amortization is charged according to the pattern in which an asset’s future economic benefits are expected to be consumed. The determination of this pattern of future economic benefits requires management to make estimates and assumptions about useful lives and residual values at the end of the asset’s useful life. Actual useful lives and residual values may differ significantly from current assumptions.

Leases

The Company applies judgment to determine the lease term for certain lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which may significantly affect the amount of lease obligations and right-of-use assets recognized.

Development Stage Expenditures

The application of the Company’s accounting policy for development stage expenditures requires judgment to determine when the technical feasibility and commercial viability of extracting a mineral resource has been determined.

Some of the factors that the Company may consider in its assessment of technical feasibility and commercial viability are set out below:

●	The level of geological certainty of the mineral deposit;
●	Life of mine (“LOM”) plans or economic models to support the economic extraction of reserves and mineral resources;
●	A preliminary economic assessment, prefeasibility study or feasibility study that demonstrates the reserves and mineral resources will generate a positive commercial outcome;

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

●	Reasonable expectations that operating permits will be obtained; and
●	Approval by the Board of development of the project.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Management evaluated its joint arrangement with Yamana Gold Inc. to each acquire 50.0% of the shares of Osisko (now CMC) under the principles of IFRS 11 – Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon considering the following significant factors:

●	The joint operators are required to purchase all output from the investee and investee restrictions on selling the output to any third party;
●	The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and
●	If the selling price drops below cost, the joint operators are required to cover any obligations the Partnership cannot satisfy.

(1)

5.ACQUISITION

Kirkland

On February 8, 2022, the Company, acquired all of the issued and outstanding shares of Kirkland in exchange for the issuance of Agnico Eagle common shares to former Kirkland shareholders, pursuant to a plan of arrangement under the Business Corporations Act (Ontario)(the “Merger”). Each Kirkland shareholder received 0.7935 of a common share of Agnico as consideration for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico common shares.  Prior to the Merger, Kirkland owned and operated the Detour Lake and Macassa mines in Canada and the Fosterville mine in Australia, and also owned exploration properties in Canada and Australia. The acquisition of Kirkland increased the Company's production, mineral reserves and cash flow.

The Company determined that the Merger represented a business combination under IFRS 3 Business Combinations (“IFRS 3”), with Agnico identified as the acquirer and, as such, the Merger was accounted for using the acquisition method of accounting in accordance with IFRS 3.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

Fair value of common shares issued	$10,268,584
Fair value of replacement share based compensation issued	14,522
$10,283,106

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items were updated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the Merger.

The following table sets out the final allocation of the purchase price to the assets acquired and liabilities assumed in the Merger based on management's previously reported preliminary estimates and adjusted final estimates of fair value.

	Preliminary(i)	Adjustments	Final
Cash and cash equivalents	$838,732	$—	$838,732
Inventories	384,678	(35,402)	349,276
Other current assets	100,094	—	100,094
Property, plant and mine development	10,086,336	341,935	10,428,271
Goodwill	1,804,459	(168,128)	1,636,331
Other assets	143,415	(1,628)	141,787
Accounts payable and accrued and other liabilities	(235,778)	—	(235,778)
Reclamation provision	(175,839)	(52,289)	(228,128)
Deferred income and mining tax liabilities	(2,639,353)	(84,488)	(2,723,841)
Other liabilities	(23,638)	—	(23,638)
Total assets acquired, net of liabilities assumed	$10,283,106	$—	$10,283,106

Notes:

(i) Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company's condensed interim consolidated financial statements as at March 31, 2022.

Goodwill represents the expected value of operational synergies and additional exploration potential arising from the Merger. None of the goodwill is expected to be deductible for income and mining tax purposes.

The Company incurred acquisition-related and severance costs of $95.0 million in the year ended December 31, 2022 which are recorded in the other expenses line of the consolidated statements of income.

The results of operations, cash flows and net assets of Kirkland have been consolidated with those of the Company from February 8, 2022. For the year ended December 31, 2022, Kirkland contributed revenue of $2,161.1 million and earnings before income and mining taxes of $799.2 million. Total consolidated revenue and earnings before income and mining taxes of the Company for the year ended December 31, 2022, were $5,741.2 million and $1,115.4 million, respectively. If the acquisition of Kirkland had taken place on January 1, 2022, pro forma total consolidated revenue and income before income and mining taxes for the Company would have been approximately $5,795.1 million and $1,131.1 million, respectively, for the year ended December 31, 2022.

TMAC Resources (“TMAC”)

On February 2, 2021, the Company completed the acquisition of all the issued and outstanding common shares and equity instruments exchangeable for common shares of TMAC under a plan of arrangement pursuant to the Business Corporations Act (Ontario). TMAC owned and operated the Hope Bay mine, and also owned exploration properties in the Kitikmeot region of Nunavut.

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting. The aggregate purchase consideration for the acquired assets, net of the liabilities assumed is as follows:

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Purchase of TMAC common shares for C$2.20 per share	$225,580

A fair value approach was applied by management in developing estimates of the amounts of identifiable assets of TMAC acquired and liabilities assumed.

The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items for the three months ended March 31, 2021 were updated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the acquisition of TMAC.

The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed based on management’s previously reported preliminary estimates and adjusted final estimates of fair value.

	Preliminary(i)	Adjustments	Final
Cash and cash equivalents	$39,682	$—	$39,682
Restricted cash	21,796	—	21,796
Inventories	84,576	—	84,576
Other current assets	2,028	—	2,028
Property, plant and mine development	206,507	(23,397)	183,110
Deferred income tax asset	109,700	23,397	133,097
Accounts payable and accrued and other liabilities (ii)	(84,805)	—	(84,805)
Advance due to Agnico Eagle	(105,000)	—	(105,000)
Reclamation provision	(48,904)	—	(48,904)
Total assets acquired, net of liabilities assumed	$225,580	$—	$225,580

Notes:

(i)	Preliminary estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2021.
(ii)	Included $50.0 million payable to repurchase the Hope Bay 1.5% net smelter return royalty.

Immediately prior to the closing of the transaction and in accordance with its terms, TMAC’s long-term debt was repaid and the Company partially funded the repayment. The acquisition also triggered a one-time option for TMAC to buy-back a 1.5% net smelter return royalty on the Hope Bay property from Maverix Metals Inc. for $50.0 million, which was exercised prior to closing, with the payment made shortly after the acquisition date.

The Company incurred acquisition-related costs of $2.9 million which were recorded in other expenses in the consolidated statements of income for the year ended December 31, 2021.

6.FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2022 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 19)	$—	$8,579	$—	$8,579
Equity securities (FVOCI) (Note 10)	279,303	25,315	—	304,618
Share purchase warrants (FVPL) (Note 10)	—	28,124	—	28,124
Fair value of derivative financial instruments (Note 21)	—	8,774	—	8,774
Total financial assets	$279,303	$70,792	$—	$350,095
Financial liabilities:
Fair value of derivative financial instruments (Note 21)	$—	$78,114	$—	$78,114
Total financial liabilities	$—	$78,114	$—	$78,114

The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2021 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 19)	$—	$13,545	$—	$13,545
Equity securities (FVOCI) (Note 10)	$244,876	24,074	$—	$268,950
Share purchase warrants (FVPL) (Note 10)	$—	74,559	$—	$74,559
Fair value of derivative financial instruments (Note 21)	$—	12,305	$—	$12,305
Total financial assets	$244,876	$124,483	$—	$369,359
Financial liabilities:
Fair value of derivative financial instruments (Note 21)	$—	$22,089	$—	$22,089
Total financial liabilities	$—	$22,089	$—	$22,089

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Valuation Techniques

Trade Receivables

Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

Equity securities

Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

Derivative Financial Instruments and Warrants

The Company holds share purchase warrants of certain publicly traded entities. Share purchase warrants are accounted for as derivative financial instruments and are presented as part of investments in the consolidated balance sheet. Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

Long-term debt is recorded on the consolidated balance sheets at December 31, 2022 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at December 31, 2022, the Company's long-term debt had a fair value of $1,261.5 million (2021 - $1,724.1 million) (Note 14).

Lease obligations are recorded on the consolidated balance sheets at December 31, 2022 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as a result of the difference between the incremental borrowing rates used at the initial recognition date and the current market rates at December 31, 2022.

Non-current loans receivable and other receivables are included in the other asset line item in the consolidated balance sheets at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at December 31, 2022 (Note 8B).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

7.INVENTORIES

	As at	As at
	December 31,	December 31,
	2022	2021
Ore in stockpiles and on leach pads	$208,014	$140,288
Concentrates and dore bars	184,841	125,738
Supplies	816,220	612,918
Total current inventories	$1,209,075	$878,944
Non-current ore in stockpiles and on leach pads (Note 8B)(i)	405,988	274,576
Total inventories	$1,615,063	$1,153,520

Note:

(i)	The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded in the other assets line item in the consolidated balance sheets.

During the year ended December 31, 2022, a charge of $62.4 million (2021 - $28.7 million) was recorded within production costs to reduce the carrying value of inventories to their net realizable value.

8.OTHER ASSETS

A)Other Current Assets

	As at	As at
	December 31,	December 31,
	2022	2021
Federal, provincial and other sales taxes receivable	$100,267	$81,450
Prepaid expenses	110,649	90,681
Short term investments	9,896	5,288
Other	39,140	26,715
Total other current assets	$259,952	$204,134

B)Other Assets

	As at	As at
	December 31,	December 31,
	2022	2021
Non-current ore in stockpiles and on leach pads	$405,988	$274,576
Non-current prepaid expenses	26,102	27,481
Non-current loans receivable	3,939	37,942
Intangible asset	13,318	—
Investment in associate	10,732	—
Other	6,831	13,199
Total other assets	$466,910	$353,198

The Company currently has an intangible asset with a finite useful life which is amortized on a straight-line basis, which represents an electricity contract acquired as part of the Merger under which the Detour Lake mine is paying below market rates over a five year period.

During the year ended December 31, 2022, the non-current loan receivable relating to the credit facility provided to Orla Mining Ltd. (“Orla”) was repaid in full and the Company received proceeds of $40.0 million.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

9.PROPERTY, PLANT AND MINE DEVELOPMENT

			Mine
	Mining	Plant and	Development
	Properties	Equipment	Costs	Total
As at December 31, 2020	$2,159,413	$3,225,699	$1,940,306	$7,325,418
Additions	76,403	183,670	684,804	944,877
IAS 16 Amendments	29,314	—	—	29,314
Acquisition (Note 5)	91,204	91,906	—	183,110
Disposals	—	(13,603)	—	(13,603)
Amortization	(231,729)	(414,353)	(147,439)	(793,521)
Transfers between categories	(570)	194,247	(193,677)	—
As at December 31, 2021	$2,124,035	$3,267,566	$2,283,994	$7,675,595
Additions	409,562	506,102	691,167	1,606,831
Acquisition (Note 5)	7,582,824	2,845,447	—	10,428,271
Impairment loss (Note 24)	(55,000)	—	—	(55,000)
Disposals	(6)	(25,964)	—	(25,970)
Amortization	(394,652)	(603,671)	(172,004)	(1,170,327)
Transfers between categories	1,542	264,948	(266,490)	—
As at December 31, 2022	$9,668,305	$6,254,428	$2,536,667	$18,459,400

As at December 31, 2021
Cost(i)	$3,863,284	$6,942,383	$3,289,532	$14,095,199
Accumulated amortization and impairments	(1,739,249)	(3,674,817)	(1,005,538)	(6,419,604)
Carrying value - December 31, 2021(i)	$2,124,035	$3,267,566	$2,283,994	$7,675,595

As at December 31, 2022
Cost	$11,872,806	$10,490,684	$3,714,370	$26,077,860
Accumulated amortization and impairments	(2,204,501)	(4,236,256)	(1,177,703)	(7,618,460)
Carrying value - December 31, 2022	$9,668,305	$6,254,428	$2,536,667	$18,459,400

Note:

(i) Restated to reflect the retrospective application of IAS 16 (Note 3U).

During the year ended December 31, 2022, net additions to Plant and Equipment included $59.6 million of right-of-use assets for lease arrangements entered into during the year (2021 - $41.0 million).

As at December 31, 2022, major assets under construction, and therefore not yet being depreciated, included in the carrying value of property, plant and mine development was $1,277.7 million (2021 - $579.3 million).

During the year ended December 31, 2022, the Company disposed of property, plant and mine development with a carrying value of $25.9 million (2021 - $13.6 million). The net loss on disposal of $8.8 million (2021 - $9.5 million) was recorded in the other expenses line item in the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Geographic Information:

	As at	As at
	December 31,	December 31,
	2022	2021
Canada(i)	$15,228,426	$5,558,800
Australia	1,188,301	—
Finland	1,447,399	1,435,881
Sweden	13,812	13,812
Mexico	573,922	659,469
United States	7,540	7,633
Total property, plant and mine development	$18,459,400	$7,675,595

Note:

(i) Restated to reflect the retrospective application of IAS 16 (Note 3U).

10.INVESTMENTS

	As at December 31,	As at December 31,
	2022	2021
Equity securities	304,618	$268,950
Share purchase warrants	28,124	74,559
Total investments	$332,742	$343,509

The following tables set out details of the Company's largest equity investments by carrying value:

	As at December 31, 2022
		Share purchase
	Equity securities	warrants	Total
Rupert Resources Ltd.	$105,324	—	$105,324
Orla Mining Ltd.	95,548	27,152	122,700
Wallbridge Mining Company Ltd.	11,499	—	11,499
White Gold Corp.	9,823	6	9,829
Other(i)	82,424	966	83,390
Total investments	$304,618	28,124	$332,742

	As at December 31, 2021
		Share purchase
	Equity securities	warrants	Total
Orla Mining Ltd.	$89,974	$26,317	$116,291
Rupert Resources Ltd.	76,883	42,768	119,651
White Gold Corp.	17,403	99	17,502
Royal Road Minerals Ltd.	12,849	—	12,849
Other(i)	71,841	5,375	77,216
Total investments	$268,950	$74,559	$343,509

Note:

(i)The balance is comprised of 43 (2021 — 20) equity investments that are each individually immaterial.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Disposal of Equity Securities

There were no disposals of equity securities in the year ended December 31, 2022. During the year ended December 31, 2021, the Company sold its interest in certain equity securities, as they no longer fit the Company’s investment strategy. The fair value at the time of sale was $4.3 million and the Company recognized a cumulative net loss on disposal of $5.9 million ($5.1 million, net of tax).

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	December 31,	December 31,
	2022	2021
Trade payables	$259,002	$189,069
Wages payable	135,156	70,584
Accrued liabilities	215,710	104,551
Other liabilities	62,635	50,469
Total accounts payable and accrued liabilities	$672,503	$414,673

In 2022 and 2021, the other liabilities balance consisted primarily of various employee benefits, employee payroll tax withholdings and other payroll taxes.

12.RECLAMATION PROVISION

Agnico Eagle’s reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management’s estimates and feasibility study calculations. Assumptions based on current economic conditions, which the Company believes are reasonable, have been used to estimate the reclamation provision. However, actual reclamation costs will ultimately depend on future economic conditions and costs for the necessary reclamation work. Changes in reclamation provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates. The discount rates used in the calculation of the reclamation provision at December 31, 2022 ranged between 3.16% and 4.34% (2021 – between – 0.36% and 1.56%).

The following table reconciles the beginning and ending carrying amounts of the Company’s asset retirement obligations. The settlement of the obligation is estimated to occur through to 2142

	As at	As at
	December 31,	December 31,
	2022	2021
Asset retirement obligations - non-current, beginning of year	$706,958	$635,648
Asset retirement obligations - current, beginning of year	4,547	11,320
Current year additions and changes in estimate, net(i)	217,506	72,181
Current year accretion	15,951	6,554
Liabilities settled	(16,850)	(3,213)
Foreign exchange revaluation	(40,666)	(10,985)
Reclassification from non-current to current, end of year	(22,127)	(4,547)
Asset retirement obligations - non-current, end of year	$865,319	$706,958

Note:

(i)	Current year additions include $180.4 million related to the acquisition of Kirkland.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The following table reconciles the beginning and ending carrying amounts of the Company’s environmental remediation liability. The settlement of the obligation is estimated to occur through to 2032.

	As at	As at
	December 31,	December 31,
	2022	2021
Environmental remediation liability - non-current, beginning of year	$15,491	$16,135
Environmental remediation liability - current, beginning of year	3,000	3,950
Current year additions and changes in estimate, net	—	1,048
Liabilities settled	(3,058)	(2,816)
Foreign exchange revaluation	(1,043)	174
Reclassification from non-current to current, end of year	(1,381)	(3,000)
Environmental remediation liability - non-current, end of year	$13,009	$15,491

13.LEASES

The Company is party to a number of contracts that contain a lease, most of which include office facilities, storage facilities, and various plant and equipment. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset. The expenses associated with such leases are included in operating costs in the consolidated statements of income.

The following table sets out the carrying amounts of right-of-use assets included in property, plant and mine development in the consolidated balance sheets and the movements during the period:

	As at December 31,	As at December 31,
	2022	2021
Balance, beginning of year	$134,022	$112,715
Additions and modifications, net of disposals(i)	59,598	41,024
Amortization	(27,912)	(19,717)
Balance, end of year	$165,708	$134,022

Note:

(i)	Current year additions to right-of-use assets include $23.2 million related to the acquisition of Kirkland (Note 5).

The following table sets out the lease obligations included in the consolidated balance sheets:

	As at December 31,	As at December 31,
	2022	2021
Current	$36,466	$32,988
Non-current	114,876	98,445
Total lease obligations	$151,342	$131,433

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the table below. Because leases with variable lease payments do not give rise to fixed minimum lease payments, no amounts are included below for these leases.

	As at December 31,	As at December 31,
	2022	2021
Within 1 year	$38,012	$33,952
Between 1 - 3 years	43,439	37,825
Between 3 - 5 years	21,637	16,674
Thereafter	54,258	47,807
Total undiscounted lease obligations	$157,346	$136,258

The Company recognized the following amounts in the consolidated statements of income with respect to leases:

	Year Ended December 31,
	2022	2021
Amortization of right-of-use assets	$27,912	$19,197
Interest expense on lease obligations	$2,919	$2,252
Variable lease payments not included in the measurement of lease obligations	$115,890	$137,369
Expenses relating to short-term leases	$11,081	$3,883
Expenses relating to leases of low value assets, excluding short-term leases of low value assets	$1,663	$1,105

During the year ended December 31, 2022, the Company recognized $242.5 million (2021 — $290.8 million) in the consolidated statements of cash flows with respect to leases.

14.LONG-TERM DEBT

	As at	As at
	December 31,	December 31,
	2022	2021
Credit Facility(i)(ii)	$(3,115)	$(3,851)
2020 Notes(i)(iii)	198,798	198,585
2018 Notes(i)(iii)	348,487	348,316
2017 Notes(i)(iii)	298,886	298,670
2016 Notes(i)(iii)	349,316	349,053
2015 Note(i)(iii)	49,821	49,755
2012 Notes(i)(iii)	99,877	199,745
2010 Notes(i)(iii)	—	124,950
Total debt	$1,342,070	$1,565,223
Less: current portion	100,000	225,000
Total long-term debt	$1,242,070	$1,340,223

Notes:

(i)	Inclusive of unamortized deferred financing costs.
(ii)	There were no amounts outstanding under the Credit Facility (as defined below) as at December 31, 2022 and December 31, 2021. The December 31, 2022 and December 31, 2021 balances relate to deferred financing costs which are being amortized on a straight-line basis until the maturity date of December 22, 2026 (2021 — December 22, 2026).
(iii)	The terms 2020 Notes, 2018 Notes, 2017 Notes, 2016 Notes, 2015 Note, 2012 Notes and 2010 Notes are defined below.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Scheduled Debt Principal Repayments

	2023	2024	2025	2026	2027	Thereafter	Total
2020 Notes	$—	$—	$—	$—	$—	$200,000	$200,000
2018 Notes	—	—	—	—	—	350,000	350,000
2017 Notes	—	—	40,000	—	100,000	160,000	300,000
2016 Notes	100,000	—	—	200,000	—	50,000	350,000
2015 Note	—	—	50,000	—	—	—	50,000
2012 Notes	—	100,000	—	—	—	—	100,000
Total	$100,000	$100,000	$90,000	$200,000	$100,000	$760,000	$1,350,000

Credit Facility

On December 22, 2021, the Company amended its $1.2 billion unsecured revolving bank credit facility (the ”Credit Facility”) to, among other things, extend the maturity date from June 22, 2023 to December 22, 2026 and amend pricing terms. The amendment also increased the amount of the uncommitted accordion facility available to the Company from $300 million to $600 million.

As at December 31, 2022 and December 31, 2021, no amounts were outstanding under the Credit Facility. As at December 31, 2022, $1,199.1 million was available for future drawdown under the Credit Facility (December 31, 2021 - $1,199.1 million). Credit Facility availability is reduced by outstanding letters of credit which were $0.9 million as at December 31, 2022 (2021 – $0.9 million). During the year ended December 31, 2022, Credit Facility drawdowns totaled $100.0 million and repayments totaled $100.0 million. During the year ended December 31, 2021, Credit Facility drawdowns totaled $595.0 million and repayments totaled $595.0 million.

The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 1.00%, through LIBOR (or its replacement) advances, bankers’ acceptances and financial letters of credit, priced at the applicable rate plus a margin that ranges from 1.00% to 2.00% and through performance letters of credit, priced at the applicable rate plus a margin that ranges from 0.60% to 1.20%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating and/ or the Company’s total net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio.

2020 Notes

On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the ‘‘2020 Notes’’) with a weighted average maturity of 11 years and weighted average yield of 2.83%.

The following table sets out details of the individual series of the 2020 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	2.78%	4/7/2030
Series B	100,000	2.88%	4/7/2032
Total	$200,000

2018 Notes

On April 5, 2018, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the “2018 Notes”).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The following table sets out details of the individual series of the 2018 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$45,000	4.38%	4/5/2028
Series B	55,000	4.48%	4/5/2030
Series C	250,000	4.63%	4/5/2033
Total	$350,000

2017 Notes

On June 29, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the “2017 Notes”).

The following table sets out details of the individual series of the 2017 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$40,000	4.42%	6/29/2025
Series B	100,000	4.64%	6/29/2027
Series C	150,000	4.74%	6/29/2029
Series D	10,000	4.89%	6/29/2032
Total	$300,000

2016 Notes

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the “2016 Notes”).

The following table sets out details of the individual series of the 2016 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.54%	6/30/2023
Series B	200,000	4.84%	6/30/2026
Series C	50,000	4.94%	6/30/2028
Total	$350,000

2015 Note

On September 30, 2015, the Company closed a private placement of a $50.0 million guaranteed senior unsecured note (the “2015 Note”) with a September 30, 2025 maturity date and a yield of 4.15%.

2012 Notes

On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the “2012 Notes”).

On July 25, 2022 the Company repaid $100.0 million of the 2012 Series A 4.87% Notes at maturity. As at December 31, 2022, $100.0 million of the 2012 Series B 5.02% Notes remained outstanding with a maturity date of July 23, 2024.

2010 Notes

On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the “2010 Notes” and, together with the 2020 Notes, 2018 Notes, the 2017 Notes, the 2016 Notes, the 2015 Note and the 2012 Notes, the “Notes”).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

On April 7, 2022 the Company repaid $125.0 million of the 2010 Series C 6.77% notes at maturity. As at December 31, 2022, the principal amount of the 2010 Notes was fully repaid.

Covenants

Payment and performance of Agnico Eagle’s obligations under the Credit Facility and the Notes are guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the ”Guarantors”).

The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The note purchase agreements pursuant to which the Notes were issued (the ”Note Purchase Agreements”) contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

The Credit Facility and Note Purchase Agreements also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value and the Note Purchase Agreements (other than the 2018 and 2020 Notes) require the Company to maintain a minimum tangible net worth.

The Company was in compliance with all covenants contained in the Credit Facility and Note Purchase Agreements throughout the years-ended and as at December 31, 2022 and 2021.

Finance Costs

Total finance costs consist of the following:

	Year Ended December 31,
	2022	2021
Interest on Notes	$64,481	$72,795
Stand-by fees on credit facilities	3,859	5,546
Amortization of credit facilities financing and note issuance costs	3,042	3,778
Interest on Credit Facility	536	1,549
Accretion expense on reclamation provisions	15,951	6,554
Interest on lease obligations, other interest and penalties	(1,290)	5,329
Interest capitalized to assets under construction	(3,644)	(3,509)
Total finance costs	$82,935	$92,042

Total borrowing costs capitalized to assets under construction during the year ended December 31, 2022 were at a capitalization rate of 1.16% (2021 — 1.20%).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

15.OTHER LIABILITIES

Other liabilities consist of the following:

	As at	As at
	December 31,	December 31,
	2022	2021
Pension benefit obligations	$53,024	$51,210
Other	19,591	19,051
Total other liabilities	$72,615	$70,261

Defined Benefit Obligations

The Company provides the Executives Plan for certain current and former senior officers, the Retirement Program for eligible employees in Canada, and the Mexico Plans for eligible employees in Mexico, each of which are considered defined benefit plans under IAS 19 - Employee Benefits. The funded status of the plans are based on actuarial valuations performed as at December 31, 2022. The plans operate under similar regulatory frameworks and generally face similar risks.

The Executives Plan pension formula is based on final average earnings in excess of the amounts payable from the registered plan. Assets for the Executives Plan consist of deposits on hand with regulatory authorities that are refundable when benefit payments are made or on the ultimate wind-up of the plan.

The Company provides a Retirement Program for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed at least 10 years of service as a permanent employee and are 57 years of age or older. The Retirement Program is not funded.

The Mexico Plans provide a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. Eligible employees are entitled to a benefit if they have completed 15 years of service as a permanent employee and are 60 years of age or older. The Mexico Plans are not funded.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The funded status of the Company’s defined benefit obligations for 2022 and 2021, is as follows:

	Year Ended December 31,
	2022	2021
Reconciliation of plan assets:
Plan assets, beginning of year	$2,905	$2,768
Employer contributions	1,713	3,584
Benefit payments	(1,473)	(3,325)
Administrative expenses	(120)	(130)
Interest on assets	87	72
Net return on assets excluding interest	(87)	(72)
Effect of exchange rate changes	(190)	8
Plan assets, end of year	$2,835	$2,905

Reconciliation of defined benefit obligation:
Defined benefit obligation, beginning of year	$44,844	$44,105
Current service cost	2,976	2,624
Past service cost	—	5,351
Benefit payments	(1,473)	(3,325)
Interest cost	1,797	1,240
Actuarial gains arising from changes in economic assumptions	(7,028)	(2,785)
Actuarial losses arising from changes in demographic assumptions	772	992
Actuarial losses (gains) arising from Plan experience	6,363	(2,842)
Effect of exchange rate changes	(1,518)	(516)
Defined benefit obligation, end of year	46,733	44,844
Net defined benefit liability, end of year	$43,898	$41,939

The components of Agnico Eagle’s pension expense recognized in the consolidated statements of net income relating to the defined benefit plans are as follows:

	Year Ended December 31,
	2022	2021
Current service cost	$2,976	$2,624
Past service cost	—	5,351
Administrative expenses	120	130
Interest cost on defined benefit obligation	1,797	1,240
Interest on assets	(87)	(72)
Pension expense	$4,806	$9,273

The remeasurements of the net defined benefit liability recognized in other comprehensive income relating to the Company's defined benefit plans are as follows:

	Year Ended December 31,
	2022	2021
Actuarial gains relating to the defined benefit obligation	$107	$(4,634)
Net return on assets excluding interest	87	72
Total remeasurements of the net defined benefit liability	$194	$(4,562)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

In 2023, the Company expects to make contributions of $2.8 million and benefit payments of $2.8 million, in aggregate, related to the defined benefit plans. The weighted average duration of the Company’s defined benefit obligation in Canada is 13.0 years at December 31, 2022 (2021 — 12.6 years). The weighted average duration of the Company's defined benefit obligation for the Mexico Plans is 4.9 years at December 31, 2022 (2021 — 5.9 years).

The following table sets out significant assumptions used in measuring the Company’s Executives Plan defined benefit obligations:

	As at December 31,	As at December 31,
	2022	2021
Assumptions:
Discount rate - beginning of year	3.0%	2.5%
Discount rate - end of year	5.0%	3.0%

The following table sets out significant assumptions used in measuring the Company's Retirement Program defined benefit obligations:

	As at December 31,	As at December 31,
	2022	2021
Assumptions:
Discount rate - beginning of year	2.5%	1.8%
Discount rate - end of year	5.0%	2.5%
Range of mine closure dates	2026 - 2036	2026 - 2032
Termination of employment per annum	2.0% - 10.0%	2.0% - 10.0%

The following table sets out significant assumptions used in measuring the Company's defined benefit obligations for the Mexico Plans:

	As at December 31,	As at December 31,
	2022	2021
Assumptions:
Discount rate	9.5%	7.5%
Range of mine closure dates	2024 - 2027	2023 - 2027

Other significant actuarial assumptions used in measuring the Company's Retirement Program defined benefit obligations as at December 31, 2022 and December 31, 2021 include assumptions of the expected retirement age of participants.

The following table sets out the effect of changes in significant actuarial assumptions on the Company's defined benefit obligations:

As at
December 31,
2022
Change in assumption:
0.5% increase in discount rate	$(1,559)
0.5% decrease in discount rate	$1,671

The summary of the effect of changes in significant actuarial assumptions was prepared using the same methods and actuarial assumptions as those used for the calculation of the Company's defined benefit obligation related to the Executives Plan, the Retirement Program and the Mexico Plans as at the end of the fiscal year, except for the change in the single actuarial assumption being evaluated. The modification of several actuarial assumptions at the same time could lead to different results.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Other Plans

In addition to its defined benefit pension plans, the Company maintains two defined contribution plans - the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5.0% of certain employees’ base employment compensation to a defined contribution plan. In 2022, $18.6 million (2021 — $17.0 million) was contributed to the Basic Plan, $0.3 million of which related to contributions for key management personnel (2021 — $0.2 million). The Company also maintains the Supplemental Plan for designated executives at the level of Vice-President or above. The Supplemental Plan is funded by the Company through notional contributions equal to 10.0% of the designated executive’s earnings for the year (including salary and short-term bonus). In 2022, the Company made $2.0 million (2021 — $1.5 million) in notional contributions to the Supplemental Plan, $1.4 million (2021 — $0.9 million) of which related to contributions for key management personnel. The Company’s liability related to the Supplemental Plan is $10.3 million at December 31, 2022 (2021 — $10.6 million). At retirement date, the notional account balance is converted to a pension payable in five annual installments.

16.   EQUITY

Common Shares

The Company’s authorized share capital includes an unlimited number of common shares with no par value. As at December 31, 2022, Agnico Eagle’s issued common shares totaled 457,160,104 (December 31, 2021 – 245,435,804), of which 694,808 common shares are held in trusts as described below (2021 — 433,947).

The common shares held in trusts relate to the Company’s RSU plan, PSU plan and a Long Term Incentive Plan (“LTIP”) for certain employees of the Partnership and CMC. The trusts have been evaluated under IFRS 10 - Consolidated Financial Statements and are consolidated in the accounts of the Company, with shares held in trust offset against the Company’s issued shares in its consolidated financial statements. The common shares purchased and held in trusts are excluded from the basic net income per share calculations until they have vested. All of the non-vested common shares held in trusts are included in the diluted net income per share calculations, unless the impact is anti-dilutive.

On April 28, 2022, the Company received approval from the Toronto Stock Exchange to establish an NCIB. The Company has authorized purchases under the NCIB of the lesser of (i) 5% of the issued and outstanding common shares on the date of commencement of the NCIB and (ii) such number of common shares that may be purchased for an aggregate purchase price, excluding commissions, of $500.0 million, during the period starting on May 4, 2022 and ending May 3, 2023. During the year ended December 31, 2022, the Company repurchased and cancelled 1,569,620 common shares for $69.9 million at an average price of $44.53 under the NCIB. The book value of the cancelled shares was $55.9 million and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value, $14.0 million, was treated as a reduction from contributed surplus.

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding as at December 31, 2022 were exercised:

Common shares outstanding at December 31, 2022	456,465,296
Employee stock options	4,976,636
Common shares held in trusts in connection with the RSU plan (Note 17C), PSU plan (Note 17D) and LTIP	694,808
Total	462,136,740

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Net Income Per Share

The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Year Ended December 31,
	2022	2021
Net income for the year - basic and diluted	$670,249	$561,945
Weighted average number of common shares outstanding - basic (in thousands)	437,678	243,708
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	738	598
Add: Dilutive impact of employee stock options	117	426
Weighted average number of common shares outstanding - diluted (in thousands)	438,533	244,732
Net income per share - basic	$1.53	$2.31
Net income per share - diluted	$1.53	$2.30

Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

For the year ended December 31, 2022, 4,194,765 (2021 — 2,806,786) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

17.STOCK-BASED COMPENSATION

A)	Employee Stock Option Plan (“ESOP”)

The Company’s ESOP provides for the grant of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5.0% of the Company’s common shares issued and outstanding at the date of grant.

On April 24, 2001, the Compensation Committee of the Board adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2021, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP to 38,700,000 common shares.

Of the 1,643,801 stock options granted under the ESOP in 2022, 410,950 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2027, vest in equal installments on each anniversary date of the grant over a three-year period. Of the 1,590,750 stock options granted under the ESOP in 2021, 397,668 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2026, vest in equal installments on each anniversary date of the grant over a three-year period. Upon the exercise of stock options under the ESOP, the Company issues common shares from treasury to settle the obligation.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:

	Year Ended			Year Ended
	December 31, 2022			December 31, 2021
		Weighted			Weighted
	Number of	Average		Number of	Average
	Stock	Exercise		Stock	Exercise
	Options	Price		Options	Price
Outstanding, beginning of year	4,482,941	C$	74.43	3,421,404	C$	65.27
Granted	1,643,801		67.10	1,590,750		89.59
Exercised	(944,989)		57.68	(471,765)		58.40
Forfeited	(205,117)		78.08	(57,448)		80.35
Outstanding, end of year	4,976,636	C$	75.04	4,482,941	C$	74.43
Options exercisable, end of year	2,706,334	C$	73.76	2,077,187	C$	68.28

The average share price of Agnico Eagle's common shares during the year ended December 31, 2022 was C$64.87 (2021 — C$76.00).

The weighted average grant date fair value of stock options granted in 2022 was C$11.09 (2021 — C$18.95).

The following table sets out information about Agnico Eagle’s stock options outstanding and exercisable as at December 31, 2022:

	Stock Options Outstanding				Stock Options Exercisable
		Weighted				Weighted
		Average	Weighted			Average
		Remaining	Average			Remaining	Weighted
	Number	Contractual	Exercise		Number	Contractual	Average
Range of Exercise Prices	Outstanding	Life	Price		Exercisable	Life	Exercise Price
C$55.10 - C$58.04	781,871	0.95 years	C$	55.09	781,871	0.95 years	C$	55.10
C$67.19 - C$89.59	4,194,765	3.10 years		78.76	1,924,463	2.78 years		81.34
C$55.10 - C$89.59	4,976,636	2.76 years	C$	75.04	2,706,334	2.25 years	C$	73.76

The Company has reserved for issuance 4,976,636 common shares in the event that these stock options are exercised.

The number of common shares available for the grant of stock options under the ESOP as at December 31, 2022 was 3,630,064.

Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended
	December 31,
	2022	2021
Risk-free interest rate	1.65%	0.54%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle’s share price	30.0%	38.0%
Expected dividend yield	2.9%	2.2%

The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Compensation expense related to the ESOP amounted to $15.8 million for the year ended December 31, 2022 (2021 — $20.2 million).

Subsequent to the year ended December 31, 2022, 873,950 stock options were granted under the ESOP, of which 218,488 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2028, vest in equal installments on each anniversary date of the grant over a three-year period.

B)Incentive Share Purchase Plan (“ISPP”)

On June 26, 1997, the Company’s shareholders approved the ISPP to encourage Participants to purchase Agnico Eagle’s common shares at market value. In 2009, the ISPP was amended to remove non-executive directors as eligible Participants.

Under the ISPP, Participants may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant’s contribution. All common shares subscribed for under the ISPP are issued by the Company. The total compensation cost recognized in 2022 related to the ISPP was $10.1 million (2021 — $9.2 million).

In 2022, 615,069 common shares were subscribed for under the ISPP (2021 — 497,767) for a value of $30.3 million (2021 — $27.5 million). In April 2022, the Company’s shareholders approved an increase in the maximum number of common shares reserved for issuance under the ISPP to 9,600,000 from 8,100,000. As at December 31, 2022, Agnico Eagle has reserved for issuance 1,257,533 common shares (2021 — 372,602) under the ISPP.

C)Restricted Share Unit (“RSU”) Plan

In 2009, the Company implemented the RSU plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company as eligible participants.

A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the vesting period of up to three years.

In 2022, 656,091 (2021 – 317,114) RSUs were granted with a grant date fair value of $46.84 (2021 — $74.45). In 2022, the Company funded the RSU plan by transferring $31.6 million (2021 - $23.6 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding. On February 8, 2022, all outstanding Kirkland RSUs were converted to 324,884 Agnico RSUs in connection with the Merger (Note 5). These RSU's are accounted for as cash-settled share based liabilities. At each reporting date, and on settlement, the share based liabilities are remeasured, with changes in fair value recognized as compensation expense in the period.

Compensation expense related to the RSU plan was $27.5 million in 2022 (2021 — $21.5 million). Compensation expense related to the RSU plan is included in the production and general and administrative line items, as applicable, in the consolidated statements of income.

Subsequent to the year ended December 31, 2022, 170,448 RSUs were granted under the RSU plan.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

D)Performance Share Unit (“PSU”) Plan

Beginning in 2016, the Company adopted a PSU plan for senior executives of the Company. PSUs are subject to vesting requirements over a three-year period based on specific performance measurements established by the Company. The Company has historically settled awards under the PSU plan with equity and accounted for them accordingly, however granted units that vested in 2022 were subsequently settled in cash, resulting in a change in their accounting to cash-settled share based liabilities. The fair value of the share based liability recognized on modification of $17.9 million was recognized as a direct charge to shareholders' equity on the date of modification. All remaining and future grants under the PSU plan will be accounted for as cash-settled awards. At each reporting date and on settlement, the share based liabilities are remeasured, with changes in fair value recognized as share based compensation expense in the period.

In 2022, 157,500 (2021 – 148,500) PSUs were granted with a grant date fair value of $62.26 (2021 - $92.75). The Company funded the PSU plan by transferring $8.3 million (2021 - $11.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market.  On February 8, 2022, all outstanding Kirkland PSUs were converted to 324,308 Agnico PSUs in connection with the Merger (Note 5). These  PSU's are accounted for as cash-settled share based liabilities.

Compensation expense related to the PSU plan was $16.3 million in 2022 (2021 — $10.4 million). Compensation expense related to the PSU plan is included in the production and general and administrative line items as applicable, in the consolidated statements of income.

E)Deferred Share Unit  ("DSU") Plan

On February 8, 2022, all outstanding Kirkland DSUs were converted to 91,840 Agnico DSUs in connection with the Merger (Note 5). The DSU Plan is for non-executive directors of the Company and provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. These DSUs are classified as cash-settled share based liabilities. The fair value of the share based liabilities are remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as compensation expense or recovery in the period.

Compensation expense related to the converted DSUs was $0.7 million for the year ended December 31, 2022. Charges related to the DSU plan are included in the general and administrative line item of the consolidated statements of income.

18.OTHER RESERVES

The following table sets out the movements in other reserves for the year ended December 31, 2022 and 2021:

	Equity	Cash flow
	securities	hedge
	reserve	reserve	Total
Balance at December 31, 2020	$97,216	$(11,964)	$85,252
Net change in cash flow hedge reserve	—	1,175	1,175
Transfer of net loss on disposal of equity securities to deficit	5,057	—	5,057
Net change in fair value of equity securities	(37,208)	—	(37,208)
Balance at December 31, 2021	$65,065	$(10,789)	$54,276
Net change in cash flow hedge reserve	—	2,301	2,301
Net change in fair value of equity securities	(85,583)	—	(85,583)
Balance at December 31, 2022	$(20,518)	$(8,488)	$(29,006)

The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

19.REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES

Agnico Eagle is a gold mining company with mining operations in Canada, Australia, Finland and Mexico. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals. The revenue from by-product metals is primarily generated by production at the LaRonde mine in Canada (silver, zinc and copper) and the Pinos Altos mine in Mexico (silver).

The cash flow and profitability of the Company’s operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc and copper. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company’s control.

During the year ended December 31, 2022, five customers each contributed more than 10.0% of total revenues from mining operations for a combined total of approximately 86.8% of revenues from mining operations. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

The following table sets out sales to individual customers that exceeded 10.0% of revenues from mining operations:

	Year Ended December 31,
	2022	2021
Customer 1	$1,468,563	$1,127,187
Customer 2	1,159,679	858,983
Customer 3	948,686	733,177
Customer 4	760,648	586,196
Customer 5	645,088	—
Total sales to customers exceeding 10.0% of revenues from mining operations	$4,982,664	$3,305,543
Percentage of total revenues from mining operations	86.8%	85.4%

Trade receivables are recognized once the transfer of control for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties. As at December 31, 2022, the Company had $8.6 million (2021 — $13.5 million) in receivables relating to provisionally priced concentrate sales.

The Company has recognized the following amounts relating to revenue in the consolidated statements of income:

	Year Ended December 31,
	2022	2021
Revenue from contracts with customers	$5,742,768	$3,867,430
Provisional pricing adjustments on concentrate sales	(1,606)	2,195
Total revenues from mining operations	$5,741,162	$3,869,625

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The following table sets out the disaggregation of revenue by metal:

	Year Ended December 31,
	2022	2021
Revenues from contracts with customers:
Gold	$5,656,741	$3,760,664
Silver	54,944	69,876
Zinc	10,880	13,679
Copper	20,203	23,211
Total revenues from contracts with customers	$5,742,768	$3,867,430

In 2022, precious metals (gold and silver) accounted for 99.5% of Agnico Eagle’s revenues from mining operations (2021 – 99.0%). The remaining revenues from mining operations consisted of net by-product metal revenues from non-precious metals.

20.CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks: market risk (including interest rate risk, commodity price risk and foreign currency risk), credit risk and liquidity risk. The Company’s overall risk management policy is to support the delivery of the Company’s financial targets while minimizing the potential adverse effects on the Company’s performance.

Risk management is carried out by a centralized treasury department under policies approved by the Board. The Company’s financial activities are governed by policies and procedures and its financial risks are identified, measured and managed in accordance with its policies and risk tolerance.

A)	Market Risk

Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle’s financial instruments. The Company can choose to either accept market risk or mitigate it through the use of derivatives and other economic hedging strategies.

i.Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations that have floating interest rates.

There is no impact on income before income and mining taxes or on equity of a 1.0% increase or decrease in interest rates, based on financial instruments in place as at December 31, 2022.

ii.Commodity Price Risk

a.Metal Prices

Agnico Eagle’s revenues from mining operations and net income are sensitive to metal prices. Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of by-product metals (silver, zinc and copper) may be attributed to factors such as demand and global mine production levels.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no long-term forward gold sales. However, the policy does allow the Company to use other economic hedging strategies, where appropriate, to mitigate by-product metal pricing risks. The Company’s policy does not allow speculative trading. As at December 31, 2022, there were no metal derivative positions.

b.Fuel

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of its diesel fuel costs (see Note 21 for further details on the Company’s derivative financial instruments).

iii.Foreign Currency Risk

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian and Australian dollars, Euros, or Mexican pesos. This gives rise to significant foreign currency risk exposure. The Company enters into currency economic hedging transactions under the Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian and Australian dollars, Euro or Mexican peso denominated assets and liabilities into US dollars), which does not give rise to cash exposure. The Company’s foreign currency derivative financial instrument strategy includes (but is not limited to) the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes (see Note 21 for further details on the Company’s derivative financial instruments).

The following table sets out the translation impact, based on financial instruments in place as at December 31, 2022, on income before income and mining taxes and on equity for the year ended December 31, 2022 of a 10.0% weakening in the exchange rate of the US dollar relative to the Canadian dollar, Australian dollar, Euro and Mexican peso, with all other variables held constant. A 10.0% strengthening of the US dollar against the foreign currencies would have had the equal but opposite effect as at December 31, 2022.

Positive (negative) impact on
Income before Income and
Mining Taxes and on Equity
Canadian dollar	$(17,407)
Australian dollar	$(1,701)
Euro	$(10,251)
Mexican peso	$140

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

B)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, trade receivables, loan receivable and certain derivative financial instruments. The Company holds its cash and cash equivalents and short-term investments in highly rated financial institutions which it believes results in a low level of credit risk. For trade receivables and derivative financial instruments, historical levels of default have been negligible, which the Company believes results in a low level of credit risk. The Company mitigates credit risk by dealing with what it believes to be credit-worthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The maximum exposure to credit risk is equal to the carrying amount of the instruments as follows:

	As at	As at
	December 31,	December 31,
	2022	2021
Cash and cash equivalents	$658,625	$185,786
Short-term investments (Note 8A)	9,896	5,288
Trade receivables (Note 19)	8,579	13,545
Fair value of derivative financial instruments	8,774	12,305
Non-current loans receivable (Note 8B)	3,939	37,942
Total	$689,813	$254,866

C)Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company monitors its risk of a shortage of funds by monitoring its credit rating and projected cash flows taking into account the maturity dates of existing debt and other payables. The Company manages exposure to liquidity risk by maintaining cash balances, having access to undrawn credit facilities and access to public debt markets. Contractual maturities relating to lease obligations are set out in Note 13 and contractual maturities relating to long-term debt are set out in Note 14. Other financial liabilities have maturities within one year of December 31, 2022.

D)Capital Risk Management

The Company’s primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

Agnico Eagle’s capital structure comprises a mix of lease financing, long-term debt, and total equity as follows:

	As at	As at
	December 31,	December 31,
	2022	2021
Lease obligations (Note 13)	$151,342	$131,433
Long-term debt (Note 14)	1,342,070	1,565,223
Total equity	16,241,345	5,999,771
Total	$17,734,757	$7,696,427

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process with the goal of ensuring it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

See Note 14 for details related to Agnico Eagle’s compliance with its long-term debt covenants.

E)Changes in liabilities arising from financing activities

	As at	Changes from			As at
	December 31,	Financing Cash	Foreign		December 31,
	2021	Flows	Exchange	Other(i)	2022
Long-term debt	$1,565,223	(225,000)	—	1,847	$1,342,070
Lease obligations	131,433	(33,701)	(5,988)	59,598	151,342
Total liabilities from financing activities	$1,696,656	(258,701)	(5,988)	61,445	$1,493,412

Note:

(i)	Includes the amortization of deferred financing costs on long-term debt reflected in finance costs and lease obligation additions.

21.DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management

The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

As at December 31, 2022, the Company had outstanding derivative contracts related to $2,907.9 million of 2023 and 2024 expenditures (December 31, 2021 — $2,375.2 million). The Company recognized mark-to-market adjustments in the loss on derivative financial instruments line item in the consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

The Company's other foreign currency derivative strategies in 2022 and 2021 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at December 31, 2022 or December 31, 2021. The call option premiums were recognized in the loss on derivative financial instruments line item in the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Commodity Price Risk Management

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut operations' diesel fuel exposure. There were derivative financial instruments outstanding as at December 31, 2022 relating to 19.0 million gallons of heating oil (December 31, 2021 — 10.9 million). The related mark-to-market adjustments prior to settlement were recognized in the loss on derivative financial instruments line item in the consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

Share Purchase Warrants

The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company's core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year.

The following table sets out a summary of the amounts recognized in the loss on derivative financial instruments line item in the consolidated statements of income.

	Year Ended December 31,
	2022	2021
Premiums realized on written foreign exchange call options	$(859)	$(2,276)
Unrealized loss on warrants	9,820	16,736
Realized loss (gain) on currency and commodity derivatives	22,175	(47,754)
Unrealized loss on currency and commodity derivatives	59,556	44,397
Loss on derivative financial instruments	$90,692	$11,103

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

22.OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the consolidated statements of income:

	Year Ended December 31,
	2022	2021
Loss on disposal of property, plant and mine development (Note 9)	$8,754	$9,451
Interest income	(9,820)	(3,937)
Temporary suspension and other costs due to COVID-19	11,275	13,353
Acquisition costs (Note 5)	95,035	12,943
Environmental remediation	10,417	576
Gain on sale of exploration properties	—	(10,000)
Other costs	25,647	(68)
Total other expenses	$141,308	$22,318

In the year ended December 31, 2022 the Company incurred $95.0 million of transaction and severance costs in connection with the Merger (Note 5), (2021 - $10.0 million). In the year ended December 31, 2021, $2.9 million of transaction costs were incurred by the Company in connection with the acquisition of TMAC (Note 5).

In the year ended December 31, 2022, other costs comprised primarily of $6.7 million in write-offs of prepaid deposits and supplies, $6.5 million in losses incurred on an insurance claim related to a fire at Meadowbank, $3.5 million in legal claims and $2.3 million  in property tax reassessments.

On March 19, 2021, the Company completed the sale of certain non-strategic exploration properties in exchange for aggregate consideration of $10.0 million in cash and shares of the purchasers, receivable over time on the transaction anniversary each year until March 19, 2024. As all exploration costs related to these properties were expensed when incurred, the carrying value of the properties at the transaction closing was nil and the Company recognized a gain on sale equal to the consideration amount of $10.0 million.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

23.SEGMENTED INFORMATION

The Company identifies its operating segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, for the purpose of allocating resources and assessing performance. Each of the Company’s operating mines and significant projects are considered to be separate operating segments. Reportable operating segments represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed where the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses and reversals) on a mine-by-mine basis. Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions. Corporate and other assets and specific income and expense items are not allocated to reportable segments.

	Year Ended December 31, 2022
	Revenues from		Exploration and		Segment
	Mining	Production	Corporate	Impairment	Income
	Operations	Costs	Development	Loss	(Loss)
LaRonde mine	$553,931	$(213,393)	$—	$—	$340,538
LaRonde Zone 5 mine	129,569	(72,096)	—	—	57,473
Canadian Malartic Complex	575,938	(235,735)	(9,749)	—	330,454
Goldex mine	250,512	(103,830)	—	—	146,682
Meliadine mine	677,713	(318,141)	—	—	359,572
Meadowbank Complex	645,021	(442,681)	—	—	202,340
Kittila mine	407,669	(210,661)	—	—	197,008
Detour Lake mine	1,188,741	(489,703)	—	—	699,038
Macassa mine	327,028	(129,774)	—	—	197,254
Fosterville mine	645,371	(204,649)	—	—	440,722
Pinos Altos mine	199,830	(144,489)	—	—	55,341
Creston Mascota mine	4,476	(1,943)	—	—	2,533
La India mine	135,219	(76,226)	—	(55,000)	3,993
Exploration(i)	144	—	(261,368)	—	(261,224)
Segment totals	$5,741,162	$(2,643,321)	$(271,117)	$(55,000)	$2,771,724
Total segments income				—	$2,771,724
Corporate and other:			—	—
Amortization of property, plant and mine development			—	—	(1,094,691)
General and administrative			—		(220,861)
Finance costs			—		(82,935)
Loss on derivative financial instruments			—		(90,692)
Foreign currency translation gain			—		16,081
Care and maintenance			—		(41,895)
Other expenses			—		(141,308)
Income before income and mining taxes			—		$1,115,423

Note:

(i)Exploration includes the Hope Bay project.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

	Year Ended December 31, 2021
	Restated (Note 3U)
	Revenues from		Exploration and	Segment
	Mining	Production	Corporate	Income
	Operations	Costs	Development	(Loss)
LaRonde mine	$654,577	$(232,392)	$—	$422,185
LaRonde Zone 5 mine	121,236	(56,380)	—	64,856
Canadian Malartic Complex	645,607	(242,589)	(5,367)	397,651
Goldex mine	241,404	(96,181)	—	145,223
Meliadine mine	678,766	(250,822)	—	427,944
Meadowbank Complex	592,835	(408,863)	—	183,972
Hope Bay project	115,439	(83,118)	—	32,321
Kittila mine	414,656	(192,742)	—	221,914
Pinos Altos mine	259,446	(141,488)	—	117,958
Creston Mascota mine	27,784	(8,165)	—	19,619
La India mine	117,875	(60,381)	—	57,494
Exploration	—	—	(147,147)	(147,147)
Segment totals	$3,869,625	$(1,773,121)	$(152,514)	$1,943,990
Total segments income				$1,943,990
Corporate and other:
Amortization of property, plant and mine development				(738,129)
General and administrative				(142,003)
Finance costs				(92,042)
Loss on derivative financial instruments				(11,103)
Foreign currency translation loss				(5,672)
Other expenses				(22,318)
Income before income and mining taxes				$932,723

The following table sets out revenues from mining operations by geographic area(i):

	Year Ended December 31,
	2022	2021
		Restated (Note 3U)
Canada	$4,348,597	$3,049,864
Australia	645,371	—
Mexico	339,525	405,105
Finland	407,669	414,656
Total revenues from mining operations	$5,741,162	$3,869,625

Note:

(i)	Presented based on the location of the mine from which the product originated.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The following table sets out total assets by segment:

	Total Assets as at
	December 31,	December 31,
	2022	2021
		Restated (Note 3U)
LaRonde mine	$987,821	$946,218
LaRonde Zone 5 mine	115,404	93,699
Canadian Malartic Complex	1,582,406	1,508,675
Goldex mine	339,390	315,266
Meliadine mine	2,323,873	2,299,564
Meadowbank Complex	1,387,335	1,195,060
Kittila mine	1,647,353	1,600,278
Detour Lake mine	9,120,416	—
Macassa mine	2,266,891	—
Fosterville mine	1,224,645	—
Pinos Altos mine	463,823	466,334
Creston Mascota mine	4,864	5,068
La India mine	150,967	233,376
Exploration	821,718	959,005
Corporate and other	1,057,902	593,547
Total assets	$23,494,808	$10,216,090

The following table sets out non-current assets by geographic area:

	As at December 31,	As at December 31,
	2022	2021
		Restated (Note 3U)
Canada	$18,068,878	$6,749,909
Australia	1,148,932	—
Mexico	600,954	671,691
Finland	1,469,917	1,458,838
Sweden	14,970	16,128
United States	11,098	17,136
Total non-current assets	$21,314,749	$8,913,702

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The following table sets out the carrying amount of goodwill by segment for the years ended December 31, 2022 and December 31, 2021:

			Canadian
			Malartic
	Detour	Macassa	Complex	Exploration	Total
Cost:
Balance at December 31, 2021	$—	$—	$597,792	$60,000	$657,792
Acquisition (Note 5)	1,215,444	420,887	—	—	1,636,331
Balance at December 31, 2022	$1,215,444	$420,887	$597,792	$60,000	$2,294,123

Accumulated impairment:
Balance at December 31, 2021	—	—	(250,000)	—	(250,000)
Balance at December 31, 2022	$—	$—	$(250,000)	$—	$(250,000)

Carrying amount at December 31, 2021	$—	$—	$347,792	$60,000	$407,792
Carrying amount at December 31, 2022	$1,215,444	$420,887	$347,792	$60,000	$2,044,123

The following table sets out capital expenditures by segment:

	Year Ended December 31,
	2022	2021
		Restated (Note 3U)
LaRonde mine	$152,584	$138,784
LaRonde Zone 5 mine	22,893	16,953
Canadian Malartic Complex	195,413	130,544
Goldex mine	61,401	48,696
Meliadine mine	155,100	150,229
Meadowbank Complex	141,451	152,163
Kittila mine	106,369	123,152
Detour Lake mine	394,132	—
Macassa mine	122,473	—
Fosterville mine	94,712	—
Pinos Altos mine	53,270	49,422
La India mine	16,391	20,601
Exploration(i)	14,332	50,958
Corporate and other	7,716	15,496
Total capital expenditures	$1,538,237	$896,998
(i)	Exploration includes the Hope Bay project.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

24.IMPAIRMENT

Impairment of Long Lived Assets

La India

In the fourth quarter of 2022, the Company determined that there was an indicator of impairment at the La India CGU primarily due to the depletion of the mineral reserves and resources as the project nears the end of its life, combined with rising input costs due to inflationary pressures and higher estimated costs to build and operate adjacent exploration projects. The estimated recoverable amount of the La India CGU as at December 31, 2022 was determined on the basis of fair value less costs to dispose ("FVLCD”) and was calculated by discounting the estimated future net cash flows of the La India mine and certain exploration projects within the CGU. Certain mineralization outside of the discounted cashflow models was calculated by reference to comparable market transactions. The recoverable amount was calculated to be less than the carrying amount and an impairment charge of $55.0 million ($52.7 million net of tax) was recognized on the property, plant  and mine development costs. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy. The key assumptions used in this assessment are consistent with the Company’s testing of goodwill impairment, as listed below. After giving effect to the impairment, the carrying value of La India was $134.3 million, as at December 31, 2022

Goodwill impairment tests

In the fourth quarter of 2022, the Company performed the annual goodwill impairment test as required by IAS 36. The estimated recoverable amount of each CGU was calculated under the FVLCD basis and compared to the carrying amount and no impairments were identified for CGU’s with goodwill. The estimated recoverable amounts were calculated by discounting the estimated future net cash flows over the estimated life of the mine and in certain circumstances by reference to comparable market transactions.

Key Assumptions

The determination of the recoverable amount within level 3 of the fair value hierarchy, includes the following key applicable assumptions:

●	Discount rates were based on each asset group’s weighted average cost of capital (“WACC”), of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on local government marketable bond yields as at the valuation date, the Company’s beta coefficient adjustment to the market equity risk premium based on the volatility of the Company’s return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factors for each mine or project. Cost of debt was determined by applying an appropriate market indication of the Company’s borrowing capabilities and the corporate income tax rate applicable to each asset group’s jurisdiction;
●	Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
●	Foreign exchange estimates are based on a combination of currency forward curves and estimates that reflect the outlooks of major global financial institutions;
●	Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account management's expected development plans;

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

●	Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited economic study has been completed; and
●	Market participants may utilize a net asset value (“NAV") multiple when companies trade at a market capitalization greater than the net present value ("NPV") of their expected cash flows. The NAV multiple takes into account a variety of additional value factors such as the exploration potential of the mineral property to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. The Company applied NAV multiples to the NPV of certain CGU's that replace we with it judged to be appropriate.

The range of key assumptions used in the impairment tests are set out below:

	As at December 31,
	2022	2021
Gold price per oz	$1,700 - $1,800	$1,600 - $1,800
WACC	5.8% - 9.7%	6.0% - 7.9%
NAV multiple	1.06x - 1.21x	—
Foreign exchange rates	US$0.75:C$1.00 to US$0.80:C$1.00	US$0.79:C$1.00
Inflation	2.0%	2.0%

25.INCOME AND MINING TAXES

Income and mining taxes expense is made up of the following components:

	Year Ended December 31,
	2022	2021
		Restated (Note 3U)
Current income and mining taxes	$277,076	$181,812
Deferred income and mining taxes:
Origination and reversal of temporary differences	168,098	188,966
Total income and mining taxes expense	$445,174	$370,778

The income and mining taxes expense is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	Year Ended December 31,
	2022	2021
		Restated (Note 3U)
Combined federal and composite provincial tax rates	26%	26%
Expected income tax expense at statutory income tax rate	$290,010	$242,508
Increase (decrease) in income and mining taxes resulting from:
Mining taxes	121,404	122,449
Impact of foreign tax rates	(5,106)	(9,531)
Permanent differences	32,231	(5,718)
Impact of foreign exchange on deferred income tax balances	6,635	21,070
Total income and mining taxes expense	$445,174	$370,778

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The following table sets out the components of Agnico Eagle’s net deferred income tax assets:

	As at	As at
	December 31, 2022	December 31, 2021
Mining properties	$(26,627)	$9,439
Net operating loss carry forwards	13,466	107,489
Mining taxes	1,995	—
Reclamation provisions and other liabilities	22,740	16,680
Total net deferred income tax assets	$11,574	$133,608

The following table sets out the components of Agnico Eagle’s deferred income and mining tax liabilities:

	As at	As at
	December 31, 2022	December 31, 2021
		Restated (Note 3U)
Mining properties	$4,115,221	$1,524,229
Net operating and capital loss carry forwards	(49,394)	(27,459)
Mining taxes	195,249	(98,807)
Reclamation provisions and other liabilities	(279,201)	(174,835)
Total deferred income and mining tax liabilities	$3,981,875	$1,223,128

Changes in net deferred tax assets and liabilities for the years ended December 31, 2022 and 2021 are as follows:

	As at	As at
	December 31, 2022	December 31, 2021
		Restated (Note 3U)
Net deferred income and mining tax liabilities - beginning of year	$1,089,520	$1,036,061
Income and mining tax impact recognized in net income	168,109	190,098
Income tax impact recognized in other comprehensive income and equity	(11,169)	(3,542)
Deferred income tax asset acquired on the purchase of TMAC	—	(133,097)
Deferred income tax liability acquired on the purchase of Kirkland	2,723,841	—
Net deferred income and mining tax liabilities - end of year	$3,970,301	$1,089,520

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject, in the future, to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company’s business conducted within the country involved.

The deductible temporary differences in respect of which a deferred tax asset has not been recognized in the consolidated balance sheets are as follows:

	As at	As at
	December 31, 2022	December 31, 2021
Other deductible temporary differences	$1,012,924	$420,154

The Company has $962.0 million (2021 — $469.1 million) of taxable temporary differences associated with its investments in subsidiaries for which deferred income tax has not been recognized, as the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

The Company is subject to taxes in Canada, Australia, Finland and Mexico, each with varying statutes of limitations. Prior taxation years generally remain subject to examination by applicable taxation authorities.

26.EMPLOYEE BENEFITS AND COMPENSATION OF KEY MANAGEMENT PERSONNEL

During the year ended December 31, 2022, employee benefits expense recognized in the statements of income was $1,113.9 million (2021 — $736.9 million). In 2022 and 2021, there were no related party transactions other than compensation of key management personnel. Key management personnel include the members of the Board and the senior leadership team.

The following table sets out the compensation of key management personnel:

	Year Ended December 31,
	2022	2021
Salaries, short-term incentives and other benefits	$28,841	$13,582
Post-employment benefits	2,198	1,581
Share-based payments	26,567	23,475
Total	$57,606	$38,638

27.COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2022, the total amount of these guarantees was $795.1 million.

Certain of the Company’s properties are subject to royalty arrangements. Set out below are the Company's most significant royalty arrangements related to operating mines:

●	The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after the Kittila mine’s operations commenced, the Company has been required to pay 2.0% net smelter return royalty, defined as revenue less processing costs.
●	The Partnership is committed to pay a royalty on production or metal sales from certain properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 1.5% to 5.0%.
●	The Company is committed to pay a 5.0% net profits interest royalty on production from the Terrex property at the LaRonde mine in Quebec, Canada.
●	The Company is committed to pay a 2.0% net smelter return royalty on the metal sales from the LaRonde Zone 5 mine in Quebec, Canada.
●	The Company is committed to pay a 1.2% net smelter return royalty on sales from the Meliadine mine in Nunavut, Canada.
●	The Company is committed to two royalty arrangements on production from the Amaruq satellite deposit at the Meadowbank Complex in Nunavut, Canada, a 1.4% net smelter return royalty and a 12.0% net profits interest royalty.
●	The Company is committed to three royalty arrangements on production from the Hope Bay property in Nunavut, Canada, two 1% net smelter return royalties and a 12% net profit interest royalty.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

●	The Company is committed to pay a royalty on production from certain properties in Mexico. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 2.5% to 3.5% at the Pinos Altos and Creston Mascota mines and with percentages ranging from 2.0% to 3.0% at the La India mine.
●	The Company is committed to various royalties on production from the Macassa mine in Ontario, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 0.5% to 1.5%.
●	The Company is committed to various royalty arrangements at the Detour mine in Ontario, Canada, including a 0.5% and 2.0% net smelter return royalty on the gold sales and royalties based on gold price and annual revenues payable to relevant First Nations.
●	The Company is committed to two royalty agreements on gold sales from the Fosterville mine in Victoria, Australia, comprising of a 2% net smelter return royalty and a 2.75% net smelter return royalty payable to the Victorian government.

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

The Company had the following contractual commitments as at December 31, 2022, of which $122.3 million related to capital expenditures:

Contractual
Commitments
2023	$120,628
2024	13,648
2025	10,490
2026	2,915
2027	2,764
Thereafter	4,047
Total	$154,492

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

28.ONGOING LITIGATION

Kirkland

Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland in the Merger (Note 5). Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. One litigation matter remains outstanding as at December 31, 2022. Management believes that the claim has no merit and intends to defend it vigorously. No amounts have been recorded for any potential liability and the Company believes that the likelihood of loss is undeterminable at this point.

Kirkland is the defendant in two putative class action complaints filed on June 29, 2020 and July 17, 2020 (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints allege that during the period from January 8, 2018 to November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation, which closed in January 2020.

Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed certain of the plaintiff’s claims against Kirkland.  Since then, the parties have continued with the documentary and oral discovery process.  The Company continues to believe that the one outstanding claim is without merit.

Kittila permits

In May 2020, the Regional State Administrative Agency of Northern Finland (the “RSAA”) granted Agnico Eagle Finland Oy ("Agnico Finland") environmental and water permits that allowed Agnico Finland to enlarge its CIL2 tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed by a third party to the Vaasa Administrative Court (the “VAC”). In July 2022, the appeals were granted, in part, with the result that the permits were returned for reconsideration to the RSAA.

In August 2022, Agnico Finland appealed the decisions of the VAC to the Supreme Administrative Court of Finland (the "SAC") and requested that the SAC restore the permits through an interim decision pending the ultimate result of Agnico Finland's appeal.

On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility and restoring nitrogen emission levels for the year 2022. However, the SAC interim decision didn't uphold the permit for the expansion of the mine to 2.0 Mtpa. The Vaasa Administrative Court decision is valid until a final decision is issued by the SAC. In the fourth quarter of 2022, Agnico Finland reduced its underground production levels to comply with the mining volume requirements. Agnico Finland expects a final decision from the SAC in late 2023.

If the SAC does not reinstate Agnico Finland’s permits as granted by the RSAA in 2020 to produce at, or close to, 2.0 Mtpa, the Company intends to submit an updated permit application for 2.0 Mtpa output level or higher.

29.SUBSEQUENT EVENTS

Dividends Declared

On February 16, 2023, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $182.6 million), payable on March 15, 2023 to holders of record of the common shares of the Company on March 1, 2023.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2022

Acquisition of the Canadian Assets of Yamana

On November 8, 2022, the Company entered into an arrangement agreement with Yamana and Pan American pursuant to which Pan American will acquire all of the issued and outstanding shares of Yamana and Yamana will sell the subsidiaries and partnerships that hold Yamana's interests in its Canadian assets to Agnico Eagle, including Yamana's 50% ownership of the Canadian Malartic mine. On January 31, 2023, Pan American and Yamana shareholders approved the Yamana Transaction at their respective special meetings.

The consideration paid by the Company in the Yamana Transaction consists of US$1.0 billion in cash; and 36,089,907 common shares of Agnico Eagle. Closing of the Transaction is subject to customary conditions, including the receipt of necessary signatory approvals, and is expected to occur in March 2023. The Company will consolidate the operating results, cash flows and net assets from the Yamana transaction in its interim financial statements from March 31, 2023. The Company will report the financial statement impact of the acquisition, including the allocation of the purchase price based on the fair values of identifiable assets acquired and liabilities assumed as at the acquisition date, in its interim financial statements for the first quarter ending March 31, 2023.